Filed Pursuant to Rule 424(B)(3)
File No. 333-53984

SUMMARY OF SUPPLEMENT NO. #1 TO PROSPECTUS
(SEE THE SUPPLEMENT FOR ADDITIONAL INFORMATION)

Supplement No. 1 dated August 21, 2002:

(1)	Reports on our potential acquisition of 23 additional Residence Inn® by Marriott® extended-stay hotels.

(2)	Reports on an evaluation of a possible business combination with Apple Suites, Inc.

(3)
Provides certain other information about us, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period ending June 30, 2002, selected financial data as of June 30, 2002 or, as applicable, for the period from January 1, 2002-June 30, 2002 and unaudited financial statements as of June 30, 2002.

As of May, 2001, we closed on the sale of 3,157,894.70 units and raised $30,000,000 at a price of $9.50 per unit. A unit consists of one common share and one class A preferred share. As of June 30, 2002, we sold 18,186,616 units at a price of $10 per unit, including units sold through the reinvestment of distributions. The net proceeds of the offering, after deducting selling commissions and other offering costs were $190,484,388. We are continuing the offering at $10 per unit in accordance with the prospectus.

In the event the potential acquisition is consummated, we would use the proceeds of our ongoing offering to pay 2% of the total base purchase price for the 23 hotels, in the amount of approximately $3.2 million, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.